

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2022

Chung-Yi Sun
Chief Executive Officer
Cetus Capital Acquisition Corp.
Floor 3, No. 6, Lane 99
Zhengda Second Street, Wenshan District
11602 Taipei, Taiwan, R.O.C.

> **Re: Cetus Capital Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed July 28, 2022**
> **File No. 333-266363**

Dear Mr. Sun:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1. We note your risk factor on page 61 indicating that all of your officers and directors are located outside of the United States and that one of your directors is located in China. Please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your director being located in China and given that one or more of your officers and directors may be located in China or Hong Kong after the business combination. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, discuss specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China,

lack of reciprocity and treaties, and cost and time constraints. Also, please ensure that your risk factor disclosures are consistent with the separate section.

Cover Page

2. We note that members of your management team appear to be based in or have had significant activities and relationships with China or Chinese entities. Please disclose these significant ties to China prominently on the prospectus cover page. Provide prominent disclosure about the legal and operational risks associated with a majority of your directors and officers being based in or having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

3. Please revise the cover page to disclose that your executive officers' and directors' location in and/or significant ties to China may make you a less attractive partner to a non-China based target company, and discuss the impact this could have on your search for an initial business combination. Please include corresponding risk factor disclosure as well.

Table of Contents, page 1

4. We note your statement that "we cannot assure you of the accuracy or completeness of such [third-party] information contained in this prospectus" in the penultimate paragraph on page 1 below the table of contents. Please delete this statement. Investors are entitled to rely on your disclosure and you are responsible for the accuracy and completeness of the information you provide in the prospectus.

Summary, page 2

5. In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to China pose to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

6.   Disclose each permission or approval that your officers and/or directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and your directors and officers are required to obtain such permissions or approvals in the future.

7.   Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Risk Factors, page 30

8.   Please disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

9.   Given the Chinese government's significant oversight and discretion over the conduct of your directors' and officers' search for a target company, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of the securities you are registering.

10.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors or their search for a target company, and to what extent you believe that your officers and directors are compliant with the regulations or policies that have been issued by the CAC to date.

11.   Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael T. Campoli, Esq.